MIRANDA GOLD CORP.
Suite 1410 – 800 West Pender Street
Vancouver, B.C.
V6C 2V6

November 17, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@mirandagold.com
Website: www.mirandagold.com

Miranda Gold Corp. Acquires New Property in the Battle Mountain-Eureka Trend

Miranda Gold Corp. (“Miranda”) is pleased to announce that it has staked 44 claims designated “PPM” in Humboldt County, Nevada on the north end of the Battle Mountain-Eureka Trend.

The PPM project is approximately 12 miles northwest of the Twin Creeks Mine on the west flank of the Hot Springs Range. Miranda proposes that the PPM project provides a geologic setting analogous to that of the major deposits of the Getchell Trend, where combined past production and current resources exceed 23 million ounces of gold from the Twin Creeks, Getchell-Turquoise Ridge and Pinson deposits.

Miranda has identified a pediment-covered gold exploration target on extensions of northeast structures from a mercury district. The claims were located over a favorable area where those structures intersect gold-in-sagebrush geochemical anomalies proximal to the margin of a buried intrusion. The presence of the intrusion is inferred from airborne magnetics. The mercury occurrences adjacent to PPM may reflect zonation from a primary gold system offset laterally and vertically under pediment.

Miranda believes that important geologic features linked to mineralization in the Getchell Trend include regional northeast-trending faults, igneous stocks intruded into basement fault step-over zones, and a proximity to geologic terrain boundaries. The PPM project lies approximately two miles southwest of the Poverty Peak sediment-hosted mercury district, whose occurrences and historic workings are bounded by two strong northeast lineaments that traverse the Hot Spring Range. These northeast lineaments are parallel to a major geologic terrain boundary located approximately one mile to the south between Permian Golconda allochthon rocks on the north and Devonian Harmony Formation on the south.

This primary northeast fabric continues southwest into the margin of the buried intrusion. In detail the margins of the inferred intrusion at PPM are similar to the fault-bounded shape of the Osgood Mountain stock in the Getchell Trend. Miranda hypothesizes that both stocks may intrude step-over zones to northeast-trending basement faults and provide dilational zones around their margins of the intrusion for potential sites of gold mineralization.

Sediment-hosted mercury occurrences are frequently in close spatial association with sediment-hosted gold systems and were documented previous to modern gold discoveries in the Carlin, Cortez and Getchell Trends. Mercury mineralization in the Poverty Peak district adjacent to the PPM property is hosted in Permian calcareous sandstone, calcareous shale, phyllite and siltstone within the Golconda allochthon. Locally, gold grading up to 1 ppm can be sampled in mercury workings and dumps. The alteration associated with the mercury mineralization includes decalcification and iron staining. Barite veinlets and jasperoids occur near the range front.

The PPM claims cover the north end of the buried intrusion and the gold-in-sagebrush anomaly that is located between the intrusion and the range-front-hosted mercury district. The magnetic and sagebrush geochemical surveys generating the anomalies were conducted by Western Epithermal Account, a private company. Elevated gold content in sagebrush correlating with buried gold mineralization is documented in orientation surveys at both the Twin Creeks and Pinson mines.

Miranda’s new PPM project reflects the company’s continuing effort to generate projects all along the Battle Mountain-Eureka Trend.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Corporation, Placer Dome U.S. Inc., Agnico-Eagle (USA) Ltd., Barrick Gold Exploration Inc., and Golden Aria Corp.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.